EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE


                                For the Three Months Ended
                                September 26, 1997         September 27, 1996
                                Primary   Fully Diluted  Primary   Fully Diluted

Weighted average shares
  outstanding:
  Common shares               3,170,201     3,170,201    3,013,632   3,013,632
    Dilutive shares
    available under
    stock options               193,732       219,446       46,020      48,051

Weighted average common
  shares and common
  stock equivalents
  outstanding                 3,363,933     3,389,647    3,059,652   3,061,683

Net earnings applicable
  to common shares           $1,625,464    $1,625,464     $856,397    $856,397

Earnings per share                $0.48         $0.48        $0.28       $0.28